Exhibit 21.1

Name of Subsidiary	Jurisdiction
Cartavi, LLC	Delaware
DocuSign International, Inc.	Delaware
DocuSign Brasil Participações Ltda.	Brazil
Comprova.com Informática Ltda.	Brazil
DocuSign International (EMEA) Limited	Ireland
DocuSign France SAS	France
DocuSign UK Limited	United Kingdom
DocuSign Acquisition Ltd.	Israel
Algorithmic Research Ltd.	Israel
ARX Technologies UK Limited	United Kingdom
ARX Inc.	Delaware
DocuSign Japan K.K.	Japan
DocuSign International (Asia-Pacific) Private Limited	Singapore
DocuSign Canada Ltd.	Canada